Exhibit 99.1

AC Immune Announces Retirement of CEO Dr Andrea Pfeifer at Upcoming AGM

•	Co-founder and CEO, Dr Andrea Pfeifer, to retire after a distinguished 23-year tenure

•	Board Chair, Martin Zügel, MD, to be appointed interim CEO

•	Dr Pfeifer to serve as an Advisor and Honorary Chair of the Board of Directors, and Co-Chair of the Scientific Advisory Board

•	Company well-positioned to drive short- and long-term value creation via its wholly-owned pipeline and strategic partnerships

•	Robust balance sheet following recently achieved milestones, with multiple further near-term value-inflection milestones

Lausanne, Switzerland, 12 May 2026 -- AC Immune SA (Nasdaq: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases,  today announces that Dr Andrea Pfeifer has decided to retire from her role as Chief Executive Officer (CEO) of AC Immune at the upcoming Annual General Meeting (AGM) to spend more time with her family.

AC Immune’s Board of Directors has appointed the Chair, Dr Martin Zügel, to serve as interim CEO while the ongoing search for a permanent successor continues. Dr Pfeifer will be engaged as an Advisor to facilitate the transition and will be appointed as Honorary Chair of the Board of Directors and Co-Chair of the Scientific Advisory Board. The Board appointed a leading industry consultant to conduct the CEO search.

Dr Pfeifer, Chief Executive Officer of AC Immune, commented: “It has been a great honor to serve as CEO of AC Immune together with so many dedicated and brilliant colleagues over the years, not least my co-founders. From our foundation, the evolution of the company has been driven by shared purpose and guided by strong science, clear values and integrity. I would like to thank the Board, and especially our Chair Martin Zügel, for their leadership and for allowing me to step back and retire so that I can focus on my family at this time. I will remain available to support Martin in his role as interim CEO during this transition period.”

Martin Zügel, MD, Chair of the Board of Directors and interim CEO-designate, said, “The Board and I salute the exceptional contribution Andrea has made to AC Immune and respect her decision to retire from her executive role. Throughout her tenure as CEO, Andrea has led with clarity of vision, decisive leadership, and unwavering integrity, consistently championing the company’s long-term potential. She leaves behind a highly capable organization, well-positioned to deliver transformative therapies for Alzheimer’s, Parkinson’s and other neurodegenerative diseases. With three Precision Prevention candidates for Alzheimer’s and Parkinson’s already in the clinic and strategic partnerships with Eli Lilly, Takeda and Johnson & Johnson, the company is entering its next phase from a position of real strength. We are confident that as the pipeline matures, Andrea’s impact will become even more evident.”

Ends

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

About Dr Pfeifer

Dr Pfeifer co-founded AC Immune SA in 2003 as CEO and has shaped the company into a resilient, innovation-driven, pioneering clinical-stage biopharmaceutical company developing precision therapeutics for neurodegenerative diseases. Dr Pfeifer listed the company on the Nasdaq stock exchange in 2016. She has been widely recognized for her leadership in defining global clinical development strategies linked to the prevention and disease modification of both Alzheimer’s and Parkinson’s diseases.

About Dr  Zügel

Martin Zügel, MD, Chair of the AC Immune Board of Directors and interim CEO-designate, is an experienced executive with 30 years at the executive and board level in multinational healthcare companies. Dr. Zügel is a board member at Grünenthal, a global pharma company in pain management, Chair of the Board of AMW GmbH, a pharma company specializing in biodegradable drug delivery systems, and MESI Ltd, a medical diagnostics company. Earlier in his career, Dr. Zügel was CEO of Merz Pharma GmbH. During his tenure at Merz, he was instrumental in building memantine into a blockbuster Alzheimer’s drug in close collaboration with Forest Labs, Daiichi Sankyo and Lundbeck A/S. Dr. Zügel has also served as Chair, director, executive or advisor with several biotech companies and has acted as advisor to biotech/pharma investors.